UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 13, 2014	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year Results for 2013 with Record Annual Revenues of $796.7 Million and Record Net Income of $76.9 Million.

Revenues for the Fourth quarter of 2013 increased by 6% to Record Revenues of $209.5 million and Record Operating Income of $18.2 Million, an Increase of 20% Year Over Year.

Or Yehuda, Israel, March 13 , 2014 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a global information technology company principally engaged through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced its results for the fourth quarter and full year ended December 31, 2013.

Financial Highlights for the Fourth Quarter of 2013

•	On November 19, 2013 Sapiens International Corporation N.V., until then a majority-owned subsidiary of Formula, raised net proceeds of $37.8 million in a follow-on public offering, pursuant to which Formula's holdings in Sapiens were reduced below 50%. Formula's investment in Sapiens following the offering was accounted under the equity method of accounting. The gain recognized in 2013 in relation of the Company’s deconsolidation of Sapiens and related re-measurement to fair value of Sapiens amounted to $57.1 million and is presented in the income statement as equity in gains of affiliated companies, net. On December 31, 2013, Formula’s interest in Sapiens’ outstanding common shares was approximately 48.6%.

•	Revenues for the Fourth quarter of 2013 increased by 6% to $209.5 million compared to $198.3 million in the same period last year. Following the deconsolidation of Sapiens' results as of November 19, 2013, revenues for the fourth quarter of 2013 excluded approximately $18.1 million of revenues recorded by Sapiens.

•	Operating income for the fourth quarter of 2013, increased by 20% to $18.2 million, compared to $15.1 million in the same period last year; Non-GAAP operating income for the fourth quarter of 2013, increased by 6% to $20.8 million, compared to $19.6 million in the same period last year. Following the deconsolidation of Sapiens' results as of November 19, 2013, operating income for the fourth quarter of 2013 excluded approximately $1.7 million recorded in Sapiens and Non-GAAP operating income for the fourth quarter of 2013 excluded $1.9 million recorded by Sapiens.

•	Net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2013 increased 736% to $62.6 million (or $4.38 per fully diluted share) compared to $7.5 million (or $0.53 per fully diluted share) in the same period last year. Non-GAAP net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2013, increased 564% to $64.1 million compared to $9.7 million in the same period last year.

Financial Highlights for the year Ended December 31, 2013

•	Revenues for the year ended December 31, 2013, increased 7% to $796.7 million compared to $744.7 million in 2012.

•	Operating income for the year ended December 31, 2013, increased 8% to $61.5 million compared to $57.0 million in 2012; Non-GAAP operating income for the year ended December 31, 2013 totaled approximately $72.8 million compared to $73.1 million in 2012.

•	Net income attributable to Formula’s shareholders for the year ended December 31, 2013, increased 220% to $76.9 million (or $5.38 per fully diluted share) compared to $24.0 million (or $1.72 per fully diluted share) in 2012; Non-GAAP net income attributable to Formula’s shareholders for the year ended December 31, 2013, increased 161% to $83.9 million compared to $32.2 million in 2012.

•	Formula’s consolidated cash and short-term and long-term investments in marketable securities totaled approximately $101.3 million, as of December 31, 2013.

•	Total equity as of December 31, 2013 was $482.9 million, representing 55% of the total balance sheet.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with our record financial performance in 2013 across our entire portfolio and are confident about their future growth prospects. Sapiens ended 2013 with record top line results and double-digit revenue growth over 2012. Building on its technology leadership and organic growth, Sapiens has continued improving its competitive position and increased its sales pipeline across all its product lines. Magic continues to produce record results and shows strong performance across all of its products and professional services demonstrating increasing customer demand for its software and services. Matrix, Israel’s leading IT service provider, boasted a strong ending to the year, increasing its profitability despite a slight decrease in revenues compared to last year. Matrix remains financially strong, while maintaining strong cash flow from its operations and has realigned itself to take advantage of growing trends such as cloud services”

“In addition, in efforts to drive further growth, both Sapiens and Magic recently completed follow-on public offerings of common stock with net proceeds of $37.8 million and $54.7 million respectively. The success of these offerings demonstrates the market’s confidence in their existing markets, operations and growth strategy” concluded Bernstein.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets derived from acquisitions;

•	Research and development capitalization and related amortization;

•	Share-based compensation;

•	Unwinding of discount in connection with liabilities due to acquisitions; and

•	Change in valuation of contingent consideration;

•	Related tax effect of the above items.

Formula’s management believes that the purpose of such adjustments is to give an indication of Formula’s performance exclusive of non-cash charges and other items that are considered by management to be outside of Formula's core operating results.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Formula believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Formula’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Formula’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited		Unaudited
Revenues	209,461	198,267	796,674	744,731
Cost of revenues	157,847	149,858	603,080	564,803

Gross profit	51,614	48,409	193,594	179,928
Research and development costs, net	2,309	3,416	14,168	12,349
Selling, general and administrative expenses	31,123	29,857	117,891	110,584

Operating income	18,182	15,136	61,535	56,995

Financial expenses, net	(1,223)	(1,841)	(6,236)	(6,672)

Income before taxes on income	16,959	13,295	55,299	50,323
Taxes on income	3,285	1,413	8,926	6,583

Income after taxes	13,674	11,882	46,373	43,740
Gain derived from deconsolidation of subsidiary and
equity in gains of affiliated companies, net	56,680	25	56,589	3,744

Net income	70,354	11,907	102,962	47,484
Change in redeemable non controlling interests	(10)	(3,689)	1,735	(898)
Net income attributable to non-controlling interests	7,809	8,110	24,336	24,352

Net income attributable to Formula's shareholders	62,555	7,486	76,891	24,030

Earnings per share (basic)	4.52	0.55	5.57	1.78
Earnings per share (diluted)	4.38	0.53	5.38	1.72

Number of shares used in computing earnings per share (basic)	13,841,609	13,596,000	13,788,978	13,596,000
Number of shares used in computing earnings per share (diluted)	14,235,370	13,853,000	14,187,105	13,790,000

FORMULA SYSTEMS (1985) LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP operating income	18,182	15,136	61,535	56,995
Amortization of capitalized software and other intangible assets	3,600	5,726	16,773	19,822
Capitalization of software development	(2,099)	(2,444)	(9,884)	(8,433)
Stock-based compensation	871	1,182	4,099	4,680
Change in valuation of contingent consideration	230	-	230	-
Total adjustments to GAAP	2,602	4,464	11,218	16,069
Non-GAAP operating income	20,784	19,600	72,753	73,064

GAAP net income attributable to Formula's shareholders	62,556	7,486	76,892	24,030
Amortization of capitalized software and other intangible assets	3,600	5,726	16,773	19,822
Capitalization of software development	(2,099)	(2,444)	(9,884)	(8,433)
Stock-based compensation	871	1,182	4,099	4,680
Change in valuation of contingent consideration	230	-	230	-
Equity in (gains) losses of affiliated companies	217	-	217	-
Non-controlling interest in amortization intangible assets	(869)	(1,778)	(4,435)	(5,868)
Unwinding of discount in connection with liabilities due to acquisitions	45	-	310	-
Deferred taxes on the above items	(445)	(515)	(346)	(2,043)
Total adjustments to GAAP	1,550	2,171	6,964	8,158
Non-GAAP net income attributable to Formula's shareholders	64,106	9,657	83,856	32,188

Non-GAAP earnings per share (basic)	4.63	0.71	6.08	2.37
Weighted average number of shares used in
computing earnings per share (basic)	13,841,609	13,596,000	13,788,978	13,596,000

Non-GAAP earnings per share (diluted)	4.36	0.66	5.70	2.19
Weighted average number of shares used in
computing earnings per share (diluted)	14,718,782	14,718,782	14,718,782	14,718,782

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	82,123	111,238
Marketable securities	17,956	14,866
Short term deposit	672	-
Trade receivables	201,144	201,886
Other accounts receivable	34,609	38,863
Inventories	2,407	2,149
Total current assets	338,911	369,002

LONG-TERM INVESTMENTS:
Marketable securities	520	331
Deferred Taxes	13,152	13,618
Investments in affiliated companies	161,586	3,022
Prepaid expenses and other accounts receivable	8,761	5,285
Total Long-Term Investments	184,019	22,256

SEVERANCE PAY FUND	68,148	66,799

PROPERTY, PLANTS AND EQUIPMENT, NET	19,259	21,459

NET INTANGIBLE ASSETS AND GOODWILL	268,220	402,120

TOTAL ASSETS	878,557	881,636

CURRENT LIABILITIES:
Short-term loans and bank credit	35,636	23,619
Debentures	-	15,735
Trade payables	52,645	51,943
Deferred revenues	28,454	33,998
Dividend payable	4,565	-
Redeemable non-controlling interests	8,355	-
Other accounts payable	89,669	98,715
Total current liabilities	219,324	224,010

LONG-TERM LIABILITIES:
Liabilities to banks and others	62,447	64,659
Deferred revenue	4,990	1,346
Other long-term payables	12,447	19,010
Accrued severance pay	81,258	81,832
Total long-term liabilities	161,142	166,847

REDEEMABLE NON-CONTROLLING INTEREST	15,174	22,117

EQUITY
Equity attributable to Formula shareholders	322,694	245,067
Non-controlling interests	160,223	223,595
Total equity	482,917	468,662

TOTAL LIABILITIES AND EQUITY	878,557	881,636